ANGLO AMERICAN

02028033

Company Secretary's Office

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

15 March, 2002

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public Press Releases relating to:

- Joint cash offer by Mondi International S.A., Saica International B.V. and LR Investments B.V. for La Rochette.

Yours faithfully
For and on behalf of
Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant

Enc - 5 copies
K:\Min\Compsec\SEC\announce let to SEC.doc

Mondi

SAICA

FOR IMMEDIATE RELEASE

15 March 2002

Joint cash offer by Mondi International S.A., Saica International B.V. and LR Investments B.V. for La Rochette

On January 2nd, 2002, Mondi International S.A., a wholly owned subsidiary of Anglo American plc, filed a cash offer for La Rochette with the French market authorities. On January 21st, 2002, Saica International B.V., a wholly owned subsidiary of the Spanish group Saica, filed a competing cash offer to that of Mondi International S.A. The closing date for both offers was set for March 25th, 2002.

The Mondi and Saica groups have now filed an increased joint cash offer for La Rochette with the French market authorities in order to pursue their respective European developments. LR Investments B.V., a Dutch company equally controlled by Mondi and Saica, will acquire the La Rochette securities tendered to the offer.

The terms of the joint offer are the following:

- a price of 12.24 euros per share;
- a price of 13.47 euros per 4.5% 1988/2003 convertible bond;
- an acceptance condition set at 50.001% of the fully diluted share capital and voting rights of La Rochette, taking into account the 22.27% share of the capital representing 20.10% of the voting rights already acquired by Saica International B.V. on December 21st, 2001.

On the basis of 25.9 million shares representing the current share capital of La Rochette, the proposed offer values La Rochette at 317 million euros.

Should the offer be successful, Mondi will buy from La Rochette its UK businesses (Hypac), the Durtal and La Rochette (Savoy) box plants and all of the sheet plants in France and Belgium. Mondi shall thus strengthen its presence in the European market. On completion of the transaction, Saica will take control of La Rochette, and plans to form an enlarged business with its existing French corrugated packaging assets.

The value of the assets to be sold to Mondi has been set at approximately 117 million euros. This value may be adjusted, depending mainly on the 2000/2001 performance of certain assets and their net cash or financial debt position as at December 31st, 2001. The disposal of these assets will take place as early as possible, and at the latest by June 30th, 2003.

The envisaged transaction will allow Saica and Mondi to expand their respective coverage of the French market. Therefore Saica, whose presence is significant in the South and in the West, will be able to extend

its presence into the North of France. Mondi, which mainly operates in the North, will be able to develop into the South and the West.

The proposed public offer has been submitted for approval to the *Conseil des marchés financiers* and the draft offering prospectus has been submitted to the *Commission des opérations de bourse*.

Enquiries:

Société Générale (for SAICA)
Jacques Bitton / Laurent Meyer +33 1 42 14 59 43

Brunswick (for Mondi)
Andrew Dewar +33 1 53 96 83 83
Patricia Perrier +33 1 53 96 83 83

Rothschild & Cie Banque (for Mondi)
Eric Toulemonde +331 40 74 40 74

Note for Editors:

SAICA *(Sociedad Anonima Industrias Celulosa Aragonesa) is a family-owned group whose capital has been* held by the founders and their families since its creation in 1943. Saica, whose estimated turnover in 2001 is 882 million euros, is the Spanish leader in the corrugated packaging sector and fourth in Europe for corrugated packaging paper.

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 4.2 billion in 2001 and an operating profit of US$ 522 million. Mondi is an international, integrated forest products and packaging group. Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

Mondi

FOR IMMEDIATE RELEASE 15 March 2002

Joint cash offer by Mondi International S.A., Saica International B.V. and LR Investments B.V. for La Rochette

On January 2nd, 2002, Mondi International S.A., a wholly owned subsidiary of Anglo American plc, filed a cash offer for La Rochette with the French market authorities. On January 21st, 2002, Saica International B.V., a wholly owned subsidiary of the Spanish group Saica, filed a competing cash offer to that of Mondi International S.A. The closing date for both offers was set for March 25th, 2002.

The Mondi and Saica groups have now filed an increased joint cash offer for La Rochette with the French market authorities in order to pursue their respective European developments. LR Investments B.V., a Dutch company equally controlled by Mondi and Saica, will acquire the La Rochette securities tendered to the offer.

The terms of the joint offer are the following:

- a price of 12.24 euros per share;
- a price of 13.47 euros per 4.5% 1988/2003 convertible bond;
- an acceptance condition set at 50.001% of the fully diluted share capital and voting rights of La Rochette, taking into account the 22.27% share of the capital representing 20.10% of the voting rights already acquired by Saica International B.V. on December 21st, 2001.

On the basis of 25.9 million shares representing the current share capital of La Rochette, the proposed offer values La Rochette at 317 million euros.

Should the offer be successful, Mondi will buy from La Rochette its UK businesses (Hypac), the Durtal and La Rochette (Savoy) box plants and all of the sheet plants in France and Belgium. Mondi shall thus strengthen its presence in the European market. On completion of the transaction, Saica will take control of La Rochette, and plans to form an enlarged business with its existing French corrugated packaging assets.

The value of the assets to be sold to Mondi has been set at approximately 117 million euros. This value may be adjusted, depending mainly on the 2000/2001 performance of certain assets and their net cash or financial debt position as at December 31st, 2001. The disposal of these assets will take place as early as possible, and at the latest by June 30th, 2003.

The envisaged transaction will allow Saica and Mondi to expand their respective coverage of the French market. Therefore Saica, whose presence is significant in the South and in the West, will be able to extend

its presence into the North of France. Mondi, which mainly operates in the North, will be able to develop into the South and the West.

The proposed public offer has been submitted for approval to the *Conseil des marchés financiers* and the draft offering prospectus has been submitted to the *Commission des opérations de bourse*.

Enquiries:

Société Générale (for SAICA)
Jacques Bitton / Laurent Meyer +33 1 42 14 59 43

Brunswick (for Mondi)
Andrew Dewar +33 1 53 96 83 83
Patricia Perrier +33 1 53 96 83 83

Rothschild & Cie Banque (for Mondi)
Eric Toulemonde +331 40 74 40 74

Note for Editors:

SAICA (Sociedad Anonima Industrias Celulosa Aragonesa) is a family-owned group whose capital has been held by the founders and their families since its creation in 1943. Saica, whose estimated turnover in 2001 is 882 million euros, is the Spanish leader in the corrugated packaging sector and fourth in Europe for corrugated packaging paper.

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 4.2 billion in 2001 and an operating profit of US$ 522 million. Mondi is an international, integrated forest products and packaging group. Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

Mondi

FOR IMMEDIATE RELEASE

15 March 2002

Joint cash offer by Mondi International S.A., Saica International B.V. and LR Investments B.V. for La Rochette

On January 2nd, 2002, Mondi International S.A., a wholly owned subsidiary of Anglo American plc, filed a cash offer for La Rochette with the French market authorities. On January 21st, 2002, Saica International B.V., a wholly owned subsidiary of the Spanish group Saica, filed a competing cash offer to that of Mondi International S.A. The closing date for both offers was set for March 25th, 2002.

The Mondi and Saica groups have now filed an increased joint cash offer for La Rochette with the French market authorities in order to pursue their respective European developments. LR Investments B.V., a Dutch company equally controlled by Mondi and Saica, will acquire the La Rochette securities tendered to the offer.

The terms of the joint offer are the following:

- a price of 12.24 euros per share;
- a price of 13.47 euros per 4.5% 1988/2003 convertible bond;
- an acceptance condition set at 50.001% of the fully diluted share capital and voting rights of La Rochette, taking into account the 22.27% share of the capital representing 20.10% of the voting rights already acquired by Saica International B.V. on December 21st, 2001.

On the basis of 25.9 million shares representing the current share capital of La Rochette, the proposed offer values La Rochette at 317 million euros.

Should the offer be successful, Mondi will buy from La Rochette its UK businesses (Hypac), the Durtal and La Rochette (Savoy) box plants and all of the sheet plants in France and Belgium. Mondi shall thus strengthen its presence in the European market. On completion of the transaction, Saica will take control of La Rochette, and plans to form an enlarged business with its existing French corrugated packaging assets.

The value of the assets to be sold to Mondi has been set at approximately 117 million euros. This value may be adjusted, depending mainly on the 2000/2001 performance of certain assets and their net cash or financial debt position as at December 31st, 2001. The disposal of these assets will take place as early as possible, and at the latest by June 30th, 2003.

The envisaged transaction will allow Saica and Mondi to expand their respective coverage of the French market. Therefore Saica, whose presence is significant in the South and in the West, will be able to extend

its presence into the North of France. Mondi, which mainly operates in the North, will be able to develop into the South and the West.

The proposed public offer has been submitted for approval to the *Conseil des marchés financiers* and the draft offering prospectus has been submitted to the *Commission des opérations de bourse*.

Enquiries:

Société Générale (for SAICA)
Jacques Bitton / Laurent Meyer +33 1 42 14 59 43

Brunswick (for Mondi)
Andrew Dewar +33 1 53 96 83 83
Patricia Perrier +33 1 53 96 83 83

Rothschild & Cie Banque (for Mondi)
Eric Toulemonde +331 40 74 40 74

Note for Editors:

SAICA (Sociedad Anonima Industrias Celulosa Aragonesa) is a family-owned group whose capital has been held by the founders and their families since its creation in 1943. Saica, whose estimated turnover in 2001 is 882 million euros, is the Spanish leader in the corrugated packaging sector and fourth in Europe for corrugated packaging paper.

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 4.2 billion in 2001 and an operating profit of US$ 522 million. Mondi is an international, integrated forest products and packaging group. Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

Mondi

FOR IMMEDIATE RELEASE

15 March 2002

Joint cash offer by Mondi International S.A., Saica International B.V. and LR Investments B.V. for La Rochette

On January 2nd, 2002, Mondi International S.A., a wholly owned subsidiary of Anglo American plc, filed a cash offer for La Rochette with the French market authorities. On January 21st, 2002, Saica International B.V., a wholly owned subsidiary of the Spanish group Saica, filed a competing cash offer to that of Mondi International S.A. The closing date for both offers was set for March 25th, 2002.

The Mondi and Saica groups have now filed an increased joint cash offer for La Rochette with the French market authorities in order to pursue their respective European developments. LR Investments B.V., a Dutch company equally controlled by Mondi and Saica, will acquire the La Rochette securities tendered to the offer.

The terms of the joint offer are the following:

- a price of 12.24 euros per share;
- a price of 13.47 euros per 4.5% 1988/2003 convertible bond;
- an acceptance condition set at 50.001% of the fully diluted share capital and voting rights of La Rochette, taking into account the 22.27% share of the capital representing 20.10% of the voting rights already acquired by Saica International B.V. on December 21st, 2001.

On the basis of 25.9 million shares representing the current share capital of La Rochette, the proposed offer values La Rochette at 317 million euros.

Should the offer be successful, Mondi will buy from La Rochette its UK businesses (Hypac), the Durtal and La Rochette (Savoy) box plants and all of the sheet plants in France and Belgium. Mondi shall thus strengthen its presence in the European market. On completion of the transaction, Saica will take control of La Rochette, and plans to form an enlarged business with its existing French corrugated packaging assets.

The value of the assets to be sold to Mondi has been set at approximately 117 million euros. This value may be adjusted, depending mainly on the 2000/2001 performance of certain assets and their net cash or financial debt position as at December 31st, 2001. The disposal of these assets will take place as early as possible, and at the latest by June 30th, 2003.

The envisaged transaction will allow Saica and Mondi to expand their respective coverage of the French market. Therefore Saica, whose presence is significant in the South and in the West, will be able to extend

its presence into the North of France. Mondi, which mainly operates in the North, will be able to develop into the South and the West.

The proposed public offer has been submitted for approval to the *Conseil des marchés financiers* and the draft offering prospectus has been submitted to the *Commission des opérations de bourse*.

Enquiries:

Société Générale (for SAICA)
Jacques Bitton / Laurent Meyer   +33 1 42 14 59 43

Brunswick (for Mondi)
Andrew Dewar   +33 1 53 96 83 83
Patricia Perrier   +33 1 53 96 83 83

Rothschild & Cie Banque (for Mondi)
Eric Toulemonde   +331 40 74 40 74

Note for Editors:

SAICA (Sociedad Anonima Industrias Celulosa Aragonesa) is a family-owned group whose capital has been held by the founders and their families since its creation in 1943. Saica, whose estimated turnover in 2001 is 882 million euros, is the Spanish leader in the corrugated packaging sector and fourth in Europe for corrugated packaging paper.

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 4.2 billion in 2001 and an operating profit of US$ 522 million. Mondi is an international, integrated forest products and packaging group. Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

Mondi

SAICA

FOR IMMEDIATE RELEASE

15 March 2002

Joint cash offer by Mondi International S.A., Saica International B.V. and LR Investments B.V. for La Rochette

On January 2nd, 2002, Mondi International S.A., a wholly owned subsidiary of Anglo American plc, filed a cash offer for La Rochette with the French market authorities. On January 21st, 2002, Saica International B.V., a wholly owned subsidiary of the Spanish group Saica, filed a competing cash offer to that of Mondi International S.A. The closing date for both offers was set for March 25th, 2002.

The Mondi and Saica groups have now filed an increased joint cash offer for La Rochette with the French market authorities in order to pursue their respective European developments. LR Investments B.V., a Dutch company equally controlled by Mondi and Saica, will acquire the La Rochette securities tendered to the offer.

The terms of the joint offer are the following:

- a price of 12.24 euros per share;
- a price of 13.47 euros per 4.5% 1988/2003 convertible bond;
- an acceptance condition set at 50.001% of the fully diluted share capital and voting rights of La Rochette, taking into account the 22.27% share of the capital representing 20.10% of the voting rights already acquired by Saica International B.V. on December 21st, 2001.

On the basis of 25.9 million shares representing the current share capital of La Rochette, the proposed offer values La Rochette at 317 million euros.

Should the offer be successful, Mondi will buy from La Rochette its UK businesses (Hypac), the Durtal and La Rochette (Savoy) box plants and all of the sheet plants in France and Belgium. Mondi shall thus strengthen its presence in the European market. On completion of the transaction, Saica will take control of La Rochette, and plans to form an enlarged business with its existing French corrugated packaging assets.

The value of the assets to be sold to Mondi has been set at approximately 117 million euros. This value may be adjusted, depending mainly on the 2000/2001 performance of certain assets and their net cash or financial debt position as at December 31st, 2001. The disposal of these assets will take place as early as possible, and at the latest by June 30th, 2003.

The envisaged transaction will allow Saica and Mondi to expand their respective coverage of the French market. Therefore Saica, whose presence is significant in the South and in the West, will be able to extend

its presence into the North of France. Mondi, which mainly operates in the North, will be able to develop into the South and the West.

The proposed public offer has been submitted for approval to the *Conseil des marchés financiers* and the draft offering prospectus has been submitted to the *Commission des opérations de bourse*.

Enquiries:

Société Générale (for SAICA)
Jacques Bitton / Laurent Meyer +33 1 42 14 59 43

Brunswick (for Mondi)
Andrew Dewar +33 1 53 96 83 83
Patricia Perrier +33 1 53 96 83 83

Rothschild & Cie Banque (for Mondi)
Eric Toulemonde +331 40 74 40 74

Note for Editors:

SAICA (Sociedad Anonima Industrias Celulosa Aragonesa) is a family-owned group whose capital has been held by the founders and their families since its creation in 1943. Saica, whose estimated turnover in 2001 is 882 million euros, is the Spanish leader in the corrugated packaging sector and fourth in Europe for corrugated packaging paper.

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 4.2 billion in 2001 and an operating profit of US$ 522 million. Mondi is an international, integrated forest products and packaging group. Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.